BURNS, FIGA & WILL, P.C.

May 19, 2005

H. Roger Schwall, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0405

      Re: Golden Eagle International, Inc.
             Form 10-K filed April 15, 2005
             File No. 000-23726

Dear Sir:

Golden Eagle International, Inc. (“GEII”) asked us to assist in replying to your letter of May 6, 2005. When I was unable to reach you last week, I left you a voice mail message advising you that GEII need extra time to respond to your questions. Hopefully you received that message as well as the letter of May 13, 2005 attempting to confirm my voice mail message to you.

GEII asked me to express its appreciation to you for the questions and the assistance offered. The following sets forth the answers to the questions you posed:

1.	Please number the filings’ pages within EDGAR to expedite communications.

GEII will, in future filings, instruct its EDGAR filer to number the pages.

2.

Locate the mineral properties on the map found on page 6. Also locate the major roads, railroads, and pertinent cities to aid the average investor in locating the properties and accessing logistical & infrastructure requirements.

The properties were located on the map in the document sent for EDGARization. GEII does not know why the location information did not convert to the EDGAR format.

Because of the large scale map involved, it would be difficult, if not impossible, to include the detail for which you ask. In future filings (including the amendment to this Form 10-K if required), GEII will include two smaller scale maps that will have the detail for each property.

3.

Within the table [activities at the Cangalli claims to generate production), clarify the gold production grade category. Does this category refer to grade per metric ton or is this the grade per cubic meter? Provide an in-place density estimate to convert cubic meters to metric tons.

The EDGAR filing of the Form 10-K reflects that the grade included information for both grams per metric ton (g/T) and grams per cubic meter (g/m3). The latter calculation is in parentheses in the table. To respond to your comments, GEII will revise the table as follows and add an explanatory footnote to address your in-place density comment. The capitalized language reflects our proposed amendment.

Years	Production/Inventory GRAMS (OUNCES)	Grade g/T (G/M³)*	Revenues
1996-1999	21,000 g (675 oz)	Expoloration Stage	$161,000
2000-9/30/2002	-0-		$-0-
Fourth quarter, 2002	43,847 g (1,410 oz)	.475 (.950)	481,620
First quarter, 2003	36,424 g (1,171 oz)	.433 (.866)	137,196
Second quarter, 2003	37,841 g (1,217 oz)	.424 (.848)	226,740
Third quarter, 2003	59,728 g (1,920)	.317 (.634)	631,325
Fourth quarter, 2003	39,246 g (1,262)	.403 (.806)	330,330
First quarter, 2004	30,493 g (980 oz)	.412 (.824)	367.971
Second quarter, 2004	33,745 g (1,085 oz)	.984 (1.97)	533,015
Third quarter, 2004	0	0	228,037
Fourth quarter, 2004	0	0	193,034
Total Production	302,324 g (9,720 oz)		$3,270,667

*	THERE IS APPROXIMATELY A 2:1 DENSITY RATIO, MEANING THAT THERE ARE APPROXIMATELY TWO METRIC TONS PER CUBIC METER.

4.

It is the staff’s position that prior to declaring reserves, the company should have obtained a “final” or “bankable” feasibility study and employed the historic three-year average price for the economic analysis. In addition, the company should have submitted all necessary permits and authorizations, including environmental, to governmental authorities.

Supplementally, provide the Cangalli Reserves report prepared by Carlos Thompson and Giovanni Viscarra, dated February 2004, as referenced on page 15 and the Buen Futuro Reserve Report prepared by Michael Biste, Ronald Atwood, and Hugo Aparacio, dated February 2004. Include production from these properties since publication and recent cutoff grade calculations. To minimize shipping and handling costs, this report may be sent on a CD-ROM.

GEII has included with this letter a CD-ROM entitled “Technical Reserve Report: Cangalli.” GEII believes that this meets the requirements of Guide 7 and other SEC requirements. This is a single document in PDF format and is 1,116 pages.

GEII has included with this letter a CD-ROM entitled “Technical Reserve Report: Buen Futuro.” GEII believes that this meets the requirements of Guide 7 and other SEC requirements. This is a single document in PDF format and is 1,228 pages.

GEII advises you (as stated in the Form 10-K) that there has been no production from the Buen Futuro prospect. Production from the Cangalli prospect ceased in June 2004, six months after the date of the reserve report. As described in the table entitled “activities at the Cangalli claims to generate production” (revised in response to your question 3, above), during that six month period GEII produced 64,238 grams (2,065 ounces) of gold.

5.

Supplementally provide a copy of the fairness report by H.E. Dunham and Associates concerning the purchase of the Gold Bar mill. To minimize shipping and handling costs, this report may be sent on a CD-ROM.

The H.E. Dunham Fairness Opinion and Appraisal, which has all of the Gold Bar mill and plant inventory and engineering drawings attached as appendices, is Appendix No. 10 to the “Technical Reserve Report: Buen Futuro” provided in response to your question 4, above Although it is not included in the table of contents, the Dunham Fairness Opinion and Appraisal can be found at page 228 of the report.

Please do not hesitate to let us know if you have any other questions or comments, or if you need further explanation of any of the answers. With your consent, GEII will defer filing an amendment to its Form 10-K until you have completed your review.

We have also provided the requested statement from GEII.

Sincerely yours,

Herrick K. Lidstone, Jr.For
the Firm

Cc: Golden Eagle International, Inc.

Enclosures:

CD-ROM entitled “Technical Reserve Report: Cangalli”
CD-ROM entitled “Technical Reserve Report: Buen Futuro”
Letter dated May 19, 2005, from GEII